August 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended April 4, 2010

Form 8-K filed February 25, 2010

Definitive 14A filed March 26, 2010

File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “Circor,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the fiscal quarter ended April 4, 2010, Form 8-K filed February 25, 2010 and Definitive 14A filed March 26, 2010 (file No. 1-14962) as set forth in your letter dated July 21, 2010 addressed to Frederic M. Burditt (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

General

Comment No. 1

Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response to Comment No. 1

As requested, where a comment below requests additional disclosures or other revisions, where appropriate we show in our supplemental responses what the revisions will look like. These revisions will be included in future filings.

Form 10-K for Fiscal Year Ended December 31, 2009

Critical Accounting Policies

Allowance for Inventory, page 23

Comment No. 2

You typically analyze your inventory aging and projected future usage on a quarterly basis to assess the adequacy of your inventory allowances. You provide inventory allowances for excess, slow-moving, and obsolete inventories determined primarily by estimates of future demand. Assumptions about future demand are among the primary factors utilized to estimate market value. Please expand your disclosures to address your consideration of the following in assessing the adequacy of your inventory allowances:

•	Significant organic revenue declines for the year ended December 31, 2009;

•	Pricing pressure in 2009 which you expect to continue in 2010; and

•	Declines in backlog.

Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 2

We acknowledge the Staff’s comment and propose to include substantially the following expanded version of our disclosure regarding the adequacy of inventory allowances in our future filings with the Commission:

We typically analyze our inventory aging and projected future usage on a quarterly basis to assess the adequacy of our inventory allowances. We provide inventory allowances for excess, slow-moving, and obsolete inventories determined primarily by estimates of future demand. Assumptions about future demand are among the primary factors utilized to estimate market value. Future demand is generally based on actual usage of inventory on a

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

line item basis over the past two years and is adjusted for forecasted future demand, current backlog levels and/or existing market conditions. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our net inventory balance was $145.0 million as of December 31, 2009, compared to $183.3 million as of December 31, 2008. Our inventory allowance as of December 31, 2009 was $13.7 million, compared to $12.5 million as of December 31, 2008. Our provision for inventory obsolescence was $5.9 million, $5.1 million, and $3.5 million, for 2009, 2008, and 2007, respectively. We experienced pricing pressure and declines in our organic revenue and order backlog for the year ended December 31, 2009, which were evaluated by us in determining our inventory allowances. We believe our inventory allowances remain adequate and that our inventories are properly stated at the lower of cost or market value.

If there were to be a sudden and significant decrease in demand for our products, significant price reductions, or if there were a higher incidence of inventory obsolescence because of changing technology and customer requirements, we could be required to increase our inventory allowances and our gross profits could be adversely affected.

Impairment Analysis, page 24

Comment No. 3

In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•

The reporting unit level at which you test goodwill for impairment and your basis for that determination. It appears that your reporting units are your operating segments. Please clarify in your disclosures;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:.

•	Identify the reporting unit;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example,

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

In this regard, fair values utilized for your 2009 goodwill assessment for the Flow Technologies segment exceeded book value by only 8%.

Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 3

We acknowledge the Staff’s comment and propose to include substantially the following expanded disclosure of our discussion of Impairment Analysis in our future filings with the Commission. The content of this disclosure will be applied prospectively.

Impairment Analysis

As required by ASC Topic 350.1-3, “Goodwill and Intangible Assets,” we perform an annual assessment as to whether there was an indication that goodwill and certain intangible assets are impaired. We also perform impairment analyses whenever events and circumstances indicate that goodwill or certain intangibles may be impaired.

In accordance with the ASC Topic 350, we test goodwill for impairment at the reporting unit level. We utilize our three operating segments as our goodwill reporting units as we have discrete financial information that is regularly reviewed by operating segment management and businesses within each segment have similar economic characteristics. For the year-ended December 31, 2009, the Company’s three reporting units were Energy, Aerospace, and Flow Technologies with respective goodwill balances of $39.7 million, $6.6 million, and $1.7 million.

We assess the fair value of our reporting units by utilizing the income approach, the guideline company method, and the market transaction method. We utilize the income approach, based on a discounted cash flow valuation model as the basis for our conclusions, as we feel this provides the most reliable valuation indicator based on our long term projections for each reporting unit. The guideline company and market transaction methods are utilized to corroborate the income approach. The key assumptions utilized in our income approach include discount rates based on a weighted cost of capital and perpetual growth rates applied to cash flow projections. Also inherent in the discounted cash flow valuation are near-term revenue growth rates over the next five years

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

and estimated terminal value. These assumptions contemplate business, market and overall economic conditions. The value of indefinite-lived trade names is also assessed using a discounted cash flow valuation model. The key assumptions used include discount rates, royalty rates, and perpetual growth rates applied to projected sales. These valuation procedures are consistent with goodwill impairment tests performed in prior years.

For the year-ended December 31, 2009, we had no goodwill impairments; however, we recognized intangible impairments of $0.5 million consisting of two trade names within our Energy and Aerospace segments, where estimated future cash flows associated with these trade names could not support their carrying value on our balance sheet. This compares to our year ended December 31, 2008 when we recorded goodwill and intangible impairments of $140.3 million and $1.0 million, respectively. The 2008 trade name impairment was recorded in our Flow Technologies segment.

In late 2008, certain negative macroeconomic factors began to impact the global credit markets and we noted significant adverse trends in business conditions in the fourth quarter of 2008. At that time, we identified significant deterioration in the expected future financial performance in most of our businesses within each of our operating segments compared to the expected future financial performance of these segments at the end of 2007. We also determined that the appropriate discount rate (based on weighted average cost of capital) as of December 31, 2008 was significantly higher than the discount rate used in our 2007 impairment assessment. These factors contributed to the goodwill impairment charges we recorded in 2008.

In 2009, the fair value of each of our operating segments exceeded the respective book value, and no goodwill impairments were recorded. The fair values utilized for our 2009 goodwill assessment exceeded the book value by approximately 73%, 47%, and 8% for the Energy, Aerospace and Flow Technologies segments, respectively. The future revenue growth rates for the Flow Technologies segment were 0.3% in 2010, 3.7% in 2011 and 4% or 5% for the years thereafter. These revenue growth percentages as well as the operating margins were similar to rates utilized in our prior year analysis. Revenue growth percentages for this segment from 2005 through 2008 were between 4.5% and 7.4%. During 2009 the Flow Technologies segment experienced a 13.3% revenue decline. The Flow Technologies segment is subject to normal business cycle fluctuations, however, its operating profit margins are quite stable. Similarly, after recognizing intangible impairments of $0.5 million for the year-ended December 31, 2009, fair values utilized for our intangible assets exceeded the book value by approximately 36%, 41%, and 17% for the Energy, Aerospace and Flow Technologies segments, respectively. In addition, our segment realignment did not affect our conclusion about goodwill impairment. See Note (X) of the accompanying consolidated financial statements for further information on our goodwill and annual impairment analysis.

As a result of the evolving factors associated with Leslie’s asbestos matters, our outlook of diminished future cash flow for Leslie, which is reported in our Flow Technologies segment, was an indicator of impairment that triggered an impairment analysis on the long-lived

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

assets of Leslie in accordance with ASC Topic 360 in the fourth quarter 2007. At that time, the fair value of Leslie’s long-lived assets exceeded the book value by over 200%. As part of our year end 2008 closing process, with the assistance of an independent third-party appraisal firm, an updated impairment analysis was performed again for Leslie. As part of our year end 2009 closing process, we assessed that the fair value of Leslie’s long-lived assets were at least equal to net book value, and no impairment charge was necessary.

In addition, if our estimates or related projections change in the future due to changes in industry and market conditions, we may be required to record additional impairment charges.

We supplementally note that the July 12, 2010, filing of bankruptcy by Leslie within the Flow Technologies segment, was an indicator of impairment. As such, we performed an analysis which compared the estimated fair value of the Flow Technologies reporting unit to its book value as of July 4, 2010 using the same methodology we used for our annual assessment as of December 31, 2009. This analysis indicated that the fair value of the reporting unit exceeded the book value by approximately 35% resulting in no impairment of the $4.4 million of goodwill reported within the Flow Technologies reporting unit as of July 4, 2010. With regard to ongoing asbestos and bankruptcy related matters at our Leslie business, there may be additional future costs and cash outflows that were not included in our goodwill impairment analysis and could negatively effect the estimated fair value of the Flow Technologies reporting unit and result in future goodwill impairments.

In addition, the operating performance for our Flow Technologies segment for the first six months of 2010 has increased over the forecast amounts utilized in our fourth quarter 2009 annual goodwill analysis.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 27

Comment No. 4

Please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions /corpfin/cf-noaction/aba013004.htm).

Response to Comment No. 4

We acknowledge the Staff’s comment and will place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of our Form 10-K for the fiscal year ending December 31, 2010 and Forms 10-K filed with the Commission thereafter.

Item 15. Exhibits, Financial Statement Schedules, page 38

Comment No. 5

We note that other than Schedule I, you have not filed the rest of the schedules and the exhibits to the Credit Agreement dated July 29, 2009 (Exhibit 10.41). Please file the complete copy of the agreement with your next periodic report.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Response to Comment No. 5

We acknowledge the Staff’s comment and have filed the following additional schedules and exhibits to the Credit Agreement, dated July 29, 2009 (the “Credit Agreement”), with our quarterly report on Form 10-Q for the fiscal quarter ended July 4, 2010:

EXHIBITS

Exhibit A-1	Form of Revolving Facility Note
Exhibit A-2	Form of Competitive Bid Note
Exhibit A-3	Form of Swing Line Note
Exhibit B-1	Form of Notice of Borrowing
Exhibit B-2	Form of Notice of Competitive Bid Borrowing
Exhibit B-3	Form of Notice of Continuation or Conversion
Exhibit B-4	Form of LC Request
Exhibit C	Form of Compliance Certificate
Exhibit D	Form of Closing Certificate
Exhibit E	Form of Assignment and Assumption Agreement
Exhibit F	Form of Pledge Agreement

SCHEDULES

Schedule 2	Material Agreements
Schedule 5.01	Subsidiaries
Schedule 5.14	ERISA
Schedule 5.21(a)	Specific Indebtedness Agreements
Schedule 5.21(b)	Specific Liens
Schedule 7.03	Permitted Liens
Schedule 7.04	Permitted Indebtedness
Schedule 7.05	Permitted Investments

Notes to the Financial Statements

Note2 – Summary of Significant Accounting Policies, page 51

General

Comment No. 6

You have amounts accrued for sales incentives as disclosed on page 62. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements,

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

please disclose the related amounts included in that line item. Refer to ASC 605-50-45. Please also discuss in MD&A any significant estimates resulting from these arrangements, Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 6

We acknowledge the Staff’s comment and respectfully submit that we do not believe any revisions are needed regarding these items in our future filings based on the following items noted below. The amounts accrued for the years ended December 31, 2009 and 2008 as commissions payable and sales incentives on page 62 of our Form 10-K include approximately $2.4 million and $7.3 million, respectively, that were not commissions and related primarily to customer rebates. Our businesses do not pay slotting fees, engage in cooperative advertising programs or engage in or employ buydown programs. Our accounting policy for payments to resellers is to charge these amounts as a reduction to revenue in the period in which they were earned by the reseller. A majority of the payments to resellers are contractual in nature and do not require significant estimates.

Comment No. 7

Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 7

We acknowledge the Staff’s comment and will expand the disclosures in our future filings with the Commission substantially as follows:

Summary of Significant Accounting Policies – Cost of Revenue

Cost of revenue primarily reflects the costs of manufacturing and preparing products for sale and, to a much lesser extent, the costs of performing services. Cost of revenue is primarily comprised of the cost of materials, inbound freight, production, direct labor and overhead, which are expenses that directly result from the level of production activity at the manufacturing plant. Additional expenses that directly result from the level of production activity at the manufacturing plant include: purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, utility expenses, property taxes, depreciation of production building and equipment assets, salaries and benefits paid to plant manufacturing management and the cost operating and maintenance supplies.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Summary of Significant Accounting Policies – Selling, General and Administrative Expenses

Selling, general and administrative expenses include the cost of selling products as well as administrative function costs. These expenses primarily are comprised of salaries and commissions of the Company’s sales force and other administrative costs, including salaries and office facility costs and administrative expense for certain support functions and the related overhead.

Principles of Consolidation and Basis of Presentation, page 51

Comment No. 8

The consolidated financial statements include the accounts of your wholly and majority owned subsidiaries. These disclosures indicate that you may have one or more less-than-wholly-owned subsidiary. If so, please provide the disclosures required by ASC 810-10-50-1A.

Response to Comment No. 8

We acknowledge the Staff’s comment and respectfully submit that, as of December 31, 2009, we had only one less-than-wholly-owned subsidiary, Technoflux Sarl (“Technoflux”), a Moroccan corporation. We assumed a 52% ownership of Technoflux as part of the March 2009 acquisitions of Bodet Aero (“Bodet”) and its affiliate Atlas Productions (“Atlas”). As of December 31, 2009, Technoflux had an equity value of less than $0.1 million and total assets of $0.3 million. Our ownership in this subsidiary was not significant to our financial statements for the year ended December 31, 2009.

As a result, we submit that our future filings will contain substantially the following discussion of Principles of Consolidation and Basis of Presentation:

The consolidated financial statements include the accounts of CIRCOR and its subsidiaries. The results of businesses acquired during the year are included in the consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation.

Note 3 – Business Acquisitions and Divestitures, page 56

Comment No. 9

In regards to your acquisition of Bodet on March 20, 2009, please help us better understand how you determined that this was a bargain purchase and correspondingly a gain from bargain purchase should be recorded. Your explanation should include the following:

•	Please help us understand whether there were any special circumstances associated with the sale and purchase, including whether it was a forced sale; and

•

Please tell us what steps you took to perform a reassessment of whether you had correctly identified all assets acquired and liabilities assumed based on the guidance provided in ASC 805-30-30-4 through 6.

Refer to ASC 805-30-25-2 through 4. Please also expand your disclosures to provide a description of the reasons why the transaction resulted in a gain. Refer to ASC 805-30-50-1(f)(2).

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Response to Comment No. 9

We acknowledge the Staff’s comment and respectfully submit that there were no special circumstances associated with the sale and purchase of Bodet and its affiliate Atlas on March 20, 2009. The sale was not a forced sale and assets were correctly identified.

According to ASC 805-30-25-2, a bargain purchase is a business combination in which the amount in paragraph 805-30-30-1(b) exceeds the aggregate of the amounts specified in paragraph 805-30-30-1(a). If that excess remains after applying the requirements in paragraph 805-30-25-4, the acquirer shall recognize the resulting gain in earnings.

With regard to this business combination, we engaged a third party valuation consultant to perform a fair value analysis of Bodet and Atlas. The fair value of the acquired Bodet and Atlas assets, less the fair value of the liabilities assumed, exceeded the cost of the acquisition resulting in the classification of this transaction as a bargain purchase. The business purchase price, acquired cash and debt was approximately $15.1 million, the fair value of assumed liabilities was approximately $7.6 million and the fair value of the acquired assets was approximately $23.2 million, resulting in the bargain purchase of $0.5 million.

Before we finalized our acquisition accounting and recognized the gain we reassessed whether we had correctly identified and fair-valued all of the assets acquired and identified and fair-valued all of the liabilities assumed. As part of that reassessment, we, along with our third party valuation firm, reviewed the procedures used to measure the amounts required to be recognized at the acquisition date for each of the following:

a. Identifiable assets acquired and liabilities assumed;

b. Noncontrolling interest in the acquiree, if any;

c. Previously held equity interest in the acquiree, which was not applicable; and

d. Consideration transferred.

This reassessment confirmed that the measurements appropriately reflected consideration of all available information as of the acquisition date.

The fair value of acquired tangible and intangible assets and liabilities were determined as of the purchase date. The Bodet and Atlas tangible and intangible assets acquired included working capital; property, plant and equipment; assembled workforce; trade name; noncompetition agreements; and customer relationships. Assumed liabilities included working capital items as well as debt and capital leases. A discounted cash flow method was used to arrive at the fair values of the Bodet and Atlas intangible assets. The cost approach was applied to determine the fair value of property, plant and equipment with the exception of certain land and buildings. These land and building items were valued by a real estate appraisal firm. These values were incorporated into the fair value analysis performed by the third party consulting firm and used as a basis for our recording of the bargain purchase.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

We believe the fair value of the intangible assets, totaling $4.8 million, as well as the fair value of the property, plant and equipment, totaling $6.6 million, of which approximately $2.4 million related to an acquired parcel of land and building, were the leading factors resulting in fair value of the net assets exceeding the negotiated purchase price and the resulting bargain purchase.

Note 6 – Property, Plant and Equipment, page 58

Comment No. 10

Please disclose the statements of operations line item(s) in which you include depreciation. If you do not allocate a portion of depreciation to cost of revenues, please tell us what consideration you gave to SAB Topic 11:B.

Response to Comment No. 10

We acknowledge the Staff’s comment and will expand the disclosures in our future filings with the Commission substantially as follows:

Summary of Significant Accounting Policies – Property, Plant and Equipment

The Company reports depreciation of property, plant and equipment in cost of revenue and selling, general and administrative expenses based on the nature of the underlying assets. Depreciation primarily related to the production of inventory is recorded in cost of revenue. Depreciation related to selling and administrative functions is reported in selling, general and administrative expenses.

We respectfully submit that the second part of the Staff’s comment relating to our consideration of SAB Topic 11:B is not applicable as we do allocate a portion of depreciation to cost of revenue as discussed.

Note 8 – Income Taxes, page 60

Comment No. 11

You have net deferred income tax assets recorded of $21.5 million, of which $27.6 million appear to be domestic deferred income tax assets and $6.1 million appear to be foreign net deferred income tax liabilities. In light of your domestic losses before income taxes for each of the two years ended December 31, 2009, please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your domestic net deferred tax assets. In this regard, please consider each of the following points in your disclosures:

•

Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income;

•

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and

•

Please separately disclose the amount of deferred tax assets recorded related to domestic net operating loss carryforwards and correspondingly the amount of pre-tax income that you need to generate to realize these deferred tax assets. In a similar manner, disclose the amount of deferred tax assets recorded related to foreign net operating loss carryforwards and correspondingly the amount of pre-tax income that you need to generate to realize these deferred tax assets.

Please show us in your supplemental response what the revisions will look like.

Response on Comment No. 11

We acknowledge the Staff’s comment and respectfully submit that the Company has historically recorded domestic federal taxable income every year despite domestic losses reported under U.S. GAAP. In 2008, the Company reported a domestic loss of approximately $83.0 million of which approximately $101.0 million was related to domestic goodwill impairments; approximately $77.0 million was permanently not deductible for US federal tax purposes and approximately $24.0 million was either an adjustment to or an acceleration of tax goodwill amortization. As a result, for 2008 from a tax perspective, the Company reported domestic taxable profit for 2008 from a tax perspective.

In 2009, from a US GAAP perspective, the Company reported a domestic loss of $45.6 million of which $47.0 million related to an accrued asbestos liability that was not currently deductible for federal income tax purposes, resulting in the recording of a deferred tax asset. From a tax perspective, in 2009 the Company again reported a domestic taxable profit despite reporting US GAAP losses. It is anticipated that when this asbestos liability is paid or settled, a significant portion will be deductible for domestic tax purposes and may create a tax loss in that year.

In the event such a tax loss is created, the Company would be able to recover, through available carryback claims, $3.7 million of federal income taxes which it paid in prior tax years. Taxable temporary differences of $5.7 million will reverse within ten years. The Company is subject to normal business cycle fluctuations. However, the Company has historically experienced relatively low volatility with regard to its profitability. Based on the Company’s 2010 income forecast and the Company income projections for future years, it is anticipated that the Company could realize the deferred tax asset within three to five years.

In addition, the Company could avail itself of tax planning strategies and could remit a portion of its unremitted foreign earnings which are in excess of approximately $100.0 million. The Company does not have any domestic or foreign net operating losses except

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

for a small state net operating loss. Therefore, except for a deferred tax asset $0.3 million related to state net operating losses, for which the Company has recorded a full valuation allowance, there are no deferred tax assets relating to net operating losses

As a result, we submit that our future filings will contain the following discussion of Income Taxes substantially as follows:

The Company has a net foreign deferred tax liability and a domestic deferred tax asset. With regard to the deferred tax assets, we maintained a total valuation allowance of $10.3 million at December 31, 2009. We had foreign tax credits of $8.0 million, state net operating losses of $8.7 million and state tax credits of $0.8 million. The foreign tax credits, if not utilized, will expire in 2015. The state net operating losses and state tax credits, if not utilized, will expire between 2020 and 2029. We had valuation allowances of $10.3 million and $9.6 million at December 31, 2009 and 2008, respectively, for the foreign tax credits, state operating losses, and state tax credits. The Company has had a history of domestic taxable income, is able to avail itself of federal tax carryback provisions, has future taxable temporary differences and are forecasting future domestic taxable income. We believe that after considering all of the available objective evidence, it is more likely than not that the results of future operations will generate sufficient taxable income for the Company to realize the remaining deferred tax assets.

Note 10 – Financing Arrangements, page 62

Covenants, page F-20

Comment No. 12

Certain of your loan agreements contain covenants that require, among other items, maintenance of certain financial ratios. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No, 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 12

We acknowledge the Staff’s comment and respectfully submit that substantially the following additional disclosure will be included in the “Financing Arrangements” section of our Notes to Consolidated Financial Statements included in our future Forms 10-K. The content of this disclosure will be applied prospectively.

Certain of our loan agreements contain covenants that require, among other items, maintenance of certain financial ratios and also limit our ability to: enter into secured and unsecured borrowing arrangements; issue dividends to shareholders; acquire and dispose of businesses; transfer assets among domestic and international entities; participate in

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

certain higher yielding long-term investment vehicles; and issue additional shares of our stock. The two primary financial covenants are leverage ratio and interest coverage ratio. We were in compliance with all financial covenants related to our existing debt obligations at December 31, 2009 and December 31, 2008 and we believe it is reasonably likely that we will continue to meet such covenants in the near future.

Supplementally, we note to the Staff the details of our two primary financial covenants as of December 31, 2009 and the definitions of the covenant ratios.

Leverage ratio is defined in our Credit Agreement as the ratio of Consolidated Total Debt to Consolidated EBITDA and cannot be greater than 3.00 to 1.00. Consolidated Total Debt is defined in our Credit Agreement as all indebtedness minus cash and cash equivalents over $5.0 million. Consolidated EBITDA is defined in our Credit Agreement as consolidated net income (calculated before deducting income tax expense, interest expense, specified restructuring charges, extraordinary or unusual items, non-cash charges related to expensing employee stock options and other share-based payments, and income or loss attributable to the equity in Affiliates) plus depreciation and amortization expense and include the EBITDA for any acquired entity and exclude the EBITDA for any disposed entity.

Interest coverage ratio is defined in our Credit Agreement as the ratio of Consolidated EBITDA to Consolidated Interest Expense and must not be less than 3.00 to 1.00.

Our leverage ratio as of December 31, 2009 (Consolidated Total Debt (A) / (B) Consolidated EBITDA) was 0.25 (3.0 maximum) and our interest coverage ratio as of December 31, 2009 (Consolidated EBITDA (B) / Consolidated Interest Expense (C)) was 39.74 (3.0 minimum). We have provided additional details regarding the calculation of Consolidated Total Debt (A), Consolidated EBITDA (B) and Consolidated Interest Expense (C) as of December 31, 2009 below.

Consolidated Total Debt (A):

(In thousands)
Current Portion Long Term Debt	$5,914
Long Term Debt, Net of Current Portion	1,565
Outstanding Letters of Credit	50,524
Less: Cash and Cash Equivalents over $5.0 million	(41,350)

Consolidated Total Debt	$16,653

Consolidated EBITDA (B):

Net Income	$5,870
Interest Expense	1,535
Provision for Income Taxes	(2,786)
Depreciation & Amortization	16,341
Non-Cash Stock-Based Compensation Expense	2,717

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Restructuring and Non-Cash Unusual Charges	38,607
Acquisition EBITDA Adjustment	3,528

Consolidated EBITDA	$65,812

Consolidated Interest Expense (C):

Interest Expense	$1,535
Acquisition Interest Adjustment	121

Consolidated Interest Expense	$1,656

Note 11 – Share-Based Compensation, page 63

Comment No. 13

Please disclose whether any of your share-based payment awards, such as your restricted stock unit awards, contain rights to dividends as well as whether they are nonforfeitable dividends. If so, please tell us what consideration you gave to ASC 260-10-45-61A in determining whether these awards are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 13

We acknowledge the Staff’s comment and respectfully submit that as of December 31, 2009, there were less than 45,000 outstanding restricted stock units that contained rights to nonforfeitable dividend equivalents. These amounts have been considered participating securities and were included in our computation of basic and fully diluted earnings per share. There would be no difference in the earnings per share under the two class method and as such the treasury stock method continues to be reported.

We will add substantially the following disclosure in the Share Based Compensation section of our future filings with the Commission. As of the [Period End Date], there were [XX] outstanding restricted stock units that were considered participating securities and were included in our computation of earnings per share.

Note 14 – Contingencies, Commitments and Guarantees Self-Insurance, page 73

Comment No. 14

Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area. Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 14

We acknowledge the Staff’s comment and respectfully submit that our disclosure

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

regarding self-insurance in Note 14 to our audited financial statements in our Form 10-K for the fiscal year ended December 31, 2009, incorrectly implies that we retain a significant amount of self-insurance risk. To the contrary, the only program for which we are truly self-insured is the dental benefits program for domestic employees. While we do not maintain excess loss insurance with respect to the dental plan, the maximum benefit payable to any participant in any given calendar year is $1,250. We generally have approximately 2,850 participants enrolled in our self-insured dental plan. With respect to other insurance programs, we typically maintain an immaterial deductible beyond which insurance provides complete coverage. For example, with respect to general liability and products liability coverage, we maintain a $250,000 per occurrence deductible. Similarly, with respect to workers compensation insurance, which applies to our domestic employees, we maintain a $200,000 per claim deductible. Beyond these deductibles we maintain limits that we believe are in accordance with industry practice and reasonably protect us from foreseeable risk. In light of the immaterial level of risk we retain under our various insurance programs, we will include substantially the following statement in our future filings with the Commission:

We maintain insurance coverage of a type and with such limits as we believe are customary and reasonable for the risks we face and in the industries in which we operate. While many of our policies do contain a deductible, the amount of such deductible is typically not material, and is generally less than $250,000 per occurrence. Our accruals for insured liabilities are not discounted and take into account these deductibles and are based on claims filed and reported as well as estimates of claims incurred but not yet reported.

Form 10-Q for Fiscal Quarter Ended April 4, 2010

General

Comment No. 15

Please address the above comments in your interim filings as well.

Response to Comment No. 15

We acknowledge the Staff’s comment and will be responsive to the above comments from the Staff in future interim filings, as applicable.

Form 8-K filed February 25, 2010

Comment No. 16

Please expand your disclosures regarding free cash flow to discuss all material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http:/www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm Please show us in your supplemental response what the revisions will look like.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Response to Comment No. 16

We acknowledge the Staff’s comment and respectfully submit that we believe free cash flow (defined as net cash flow from operating activities, less capital expenditures and dividends paid) is an important measure of our liquidity as well as our ability to service long-term debt, fund future growth and to provide a return to shareholders. We feel this definition does not contain any material limitations and is not misleading. We note that Compliance and Disclosures Interpretation 102.07 references mandatory debt service requirements and we believe that for the years ended December 31, 2009 and 2008, our mandatory debt service payments, comprised primarily of capital lease payments, were less than $0.8 million each year.

In our future filings with the Commission where we define free cash flow, we will indicate that we feel our definition does not have any material limitations substantially as follows: Management of the Company believes that free cash flow (defined as net cash flow from operating activities, less capital expenditures and dividends paid) is an important measure of the Company’s liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations.

Comment No. 17

In your reconciliation of key performance measures to commonly used GAAP terms, it appears that the amount of adjusted weighted average shares is the same as your actual weighted average common shares outstanding as reported on your statements of operations. In this regard, please revise your description in your table to clarify that these represent actual not adjusted weighted average shares.

Response to Comment No. 17

We acknowledge the Staff’s comment and will revise the adjusted weighted average shares table in our future filings with the Commission to state that the adjusted weighted average shares measure is not applicable (“N/A”) for periods in which there is no adjustment for anti-dilutive conversion of shares and, as a result, the adjusted weighted average shares would be the same as the actual weighted average common shares outstanding.

Comment No. 18

You describe certain charges (recoveries) as special on the face of your statements of operations and in Note 4 to the financial statements in your Form 10-K for the year ended December 31, 2009. In your Form 8-K, you present adjusted income, adjusted operating income, and adjusted operating margin, which all exclude these special charges. Given that certain of these charges from the year ended December 31, 2009, such as gain on assets held for sale and goodwill and intangible impairment, have also been recorded in the year ended December 31, 2008 or the year ended December 31, 2007, please tell us what consideration you gave to Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in characterizing these amounts as special.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Response to Comment No. 18

We acknowledge the Staff’s comment and respectfully submit that we have included certain amounts as special charges (recoveries) on the face of our financial statement of operations, as we believe these items provide the readers of our financial statements, along with the related footnotes and our Management’s Discussion and Analysis, a more detailed understanding of significant transactions that impacted our statement of operations. We note that Compliance and Disclosures Interpretation 102.03 references non-recurring, infrequent or unusual items as reasonably likely not to recur within two years or have occurred within the prior two years. At the time of the recording of certain special items, including the 2007 gain on assets held for sale, the 2007 CEO and CFO retirement charges, and the 2008 goodwill and intangible impairment charges, we did not expect these items to recur in the future. However, additional amounts related to these items did occur in future periods and we felt it was appropriate to consistently report these additional amounts in the same line item as the previously recognized amounts.

In addition, we felt presentation in our earnings releases and related Forms 8-K of adjusted income, adjusted operating income, and adjusted operating margin, each of which excludes these special charges (recoveries), was appropriate because management believes these measurements are useful for investors and financial institutions analyzing and comparing companies on the basis of operating performance.

Definitive 14A filed March 26, 2010

Compensation Discussion and Analysis, page 18

2009 Executive Compensation Components, page 20

Performance-Based Annual Incentive Compensation, page 21

Comment No. 19

Please identify how the company-wide adjusted earnings per share and days supply inventory were calculated from your audited financial statements as two of the categories of the 2009 performance targets. For example, we note that on page 55 of your most recent annual report, Note 2—Earnings (Loss) Per Common Share, you disclose only the Basic EPS values. Refer to Instruction 5 of Item 402(b) of Regulation S-K.

Response to Comment No. 19

We acknowledge the Staff’s comment and respectfully submit that company-wide adjusted earnings per share (EPS) was calculated by excluding the impact of asbestos and special charges, as set forth on the table below. For purposes of calculating the impact on adjusted

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

earnings per share for each adjusted item, the dollar impact for each item as reported in our consolidated financial statements was tax-effected using a 32% effective tax rate (which equates with the Company’s budgeted tax rate for the year) and then divided by diluted weighted average common shares outstanding as reported in our audited financial statements.

	(In thousands, except per share amounts)
	Gross Amount		Net Amount	Shares	Per Share Amount
Net Income	$	N/A	$5,870	17,111	$0.34
Add special charges (recoveries)		(1,193)	(811)	17,111	(0.05)
Add asbestos charges, net		54,079	36,773	17,111	2.15

Adjusted EPS					$2.44

With regard to days supply inventory (“DSI”), for bonus achievement purposes, we calculated DSI by taking the average DSI for each of the twelve fiscal months in the fiscal year. DSI for any particular fiscal month was calculated by application of the following formula:

DSI = (month end inventory) / (forecast cost of revenue)

Month end inventory is as reported in our financial reporting systems from which our consolidated financial statements are derived. For DSI calculation purposes, we define forecast cost of revenue as the monthly average cost of revenue over the three fiscal months immediately following the current period. For purposes of calculating our annual bonus achievement in a timely manner, we utilize the actual average cost of revenue for the final three fiscal months with respect to measurement of DSI.

Comment No. 20

You disclose that 20% of the annual performance bonus for each executive officer was subject to each named executive officer’s achievement of certain strategic objectives. We also note that Messrs. Coppinger, Celtruda and Robbins met such objectives. However, you do not appear to have provided disclosure about what the strategic objectives were for each such named executive, nor do you provide qualitative disclosure of the compensation committee’s assessment of each named executive officer’s individual performance and the reasons behind the committee’s conclusion that each of the three named executive officers met their respective strategic objectives at the levels disclosed. To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

Response to Comment No. 20

We acknowledge the Staff’s comment and the requirements of Item 402(b)(2)(vii) of Regulation S-K and will include in the Compensation Discussion and Analysis section of our future filings with the Commission a discussion of (i) the specific strategic objectives established for each Named Executive Officer to the extent the disclosure of such objectives would not result in competitive harm to the Company, and (ii) the Compensation Committee’s subjective assessment of each Named Executive Officer’s individual performance and the reasons behind the committee’s conclusions regarding each Named Executive Officer’s achievement of his strategic objectives at the levels disclosed.

In addition, in future filings, we expect that the discussion of the strategic objectives for our executive officers would include substantially the following additional description of the strategic objectives component of the performance-based annual incentive compensation provided to our executive officers:

The strategic objectives for our executive officers are determined either in advance, or at the beginning, of the fiscal year to which they relate in conjunction with our formal strategic objective deployment process. This process starts with the establishment of company-wide annual goals aligned to the achievement of a longer term strategic plan. Once the company-wide goals have been established, strategic objectives are developed for each executive officer that are intended to promote achievement of the company-wide goals.

The Compensation Committee of our Board of Directors has determined that the target goals and degree of attainment of such goals for the strategic objectives performance measure should be qualitative. As such, the determination of each executive officer’s degree of achievement of such goals is the result of a subjective evaluation. With respect to all executives other than the CEO, the evaluation is performed by the CEO after discussion with the individual executives relative to their individual achievements and then submitted to the Compensation Committee for review and approval. With respect to the CEO, the evaluation is performed by the Compensation Committee after discussion with the CEO relative to his individual achievements.

By way of example, we expect our disclosure of the strategic objectives for each Named Executive Officer and the Compensation Committee’s subjective assessment of each Named Executive Officer’s individual performance in determining the level of achievement of his strategic objectives to include the following level of detail:

For Fiscal 2009, Mr. Robbins’ individual strategic objectives included (1) preserving quality of earnings/operating margins for the Flow Technologies group in a difficult economic environment; (2) development of a strategic plan for focusing the group’s resources on its higher margin businesses and emerging growth markets; (3) upgrading

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

managerial talent and promoting high-potential employee development throughout the group; (4) continued progress in deployment of continuous improvement/lean operational principles throughout the group; (5) promoting training and certification of employees throughout the group in Circor Problem Solving techniques; and (6) continued development of global sourcing initiatives by the group.

After reviewing with Mr. Robbins his achievement toward these objectives, Mr. Higgins recommended and the Compensation Committee agreed that the subjective level of achievement by Mr. Robbins of attainment of these objectives warranted a payout factor of 100% for the strategic objectives component of the Fiscal 2009 annual incentive.

Summary of Cash and Certain Other Compensation and Other Payments to the Named Executive Officers, page 29

Summary Compensation Table, page 30

Comment No. 21

We note your highlighted disclosure, as well as the disclosure in the last three columns of the summary compensation table. We object to the placement of the disclosure as presented because we believe it obscures the ability of the reader to distinguish between the disclosure that is mandated by Item 402(c) of Regulation S-K and that which you voluntarily include for purposes of distinguishing between the required disclosure and what you believe to be “actual amounts earned.” Please relocate this disclosure to a less-prominent section of your discussion.

Response to Comment No. 21

We acknowledge the Staff’s comment and submit that in future proxy statements we will relocate the additional disclosure referenced in the Staff’s comment to a less-prominent section.

Supplementally, the Company respectfully submits that the placement of the additional disclosure in the Summary Compensation Table was intended to provide a more clear and accurate description for investors regarding compensation to named executive officers during the 2009 fiscal year. For example, absent the additional disclosure, an investor might very well conclude that Mr. Higgins received total compensation of $1,833,205 for fiscal 2009. In reality, $590,625 of this amount represents the value of equity Mr. Higgins would have received had he achieved 100% of his target under the annual incentive program, when in fact, 0% was achieved. Moreover, had Mr. Higgins elected to receive any annual incentive in cash rather than equity, the correct amount of $0 would have been reflected in the total compensation reported in the Summary Compensation Table. Nevertheless, in future proxy statements, the Company will relocate this additional disclosure to a less-prominent section as requested by the Staff.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2010

2009 Grants of Plan-Based Awards, page 34

Comment No. 22

We note that with respect to Mr. Higgins you have disclosed ‘no MBP values under the “Estimated Future Payouts Under Non-Equity Inventive Plan Awards” column. Please advise. See Item 402(d)(2)(iii) of Regulation S-K.

Response to Comment No. 22

We acknowledge the Staff’s comment and the requirements of Item 402(d)(2)(iii) of Regulation S-K. As noted in the Compensation Discussion and Analysis section of the Proxy Statement, under our management bonus plan, executives may make a prior election to defer any bonus achieved under the plan into the receipt of discounted restricted stock units. Mr. Higgins elected to defer 100% of any achieved bonus in accordance with this plan. As a result, any awards to Mr. Higgins would have been reported under “equity incentive plan awards” rather than “non-equity incentive plan awards” in the 2009 Grants of Plan-Based Awards table.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1210 or by facsimile at (781) 270-1286.

Very truly yours,

/s/ Frederic M. Burditt

Frederic M. Burditt

Vice President, Chief Financial Officer and Treasurer

Cc:	Andrew H. Goodman, Goodwin Procter LLP